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EXHIBIT 12.2

AEROSOL SERVICES COMPANY, INC.
FIXED CHARGE RATIO COMPUTATION
(GUARANTORS ONLY)

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(Dollars in Thousands)
Income (loss) before taxes	$322	$(5)	$11	$2,204	$721
Fixed charges reflected in income (loss) before taxes
Interest expense	2,946	2,662	(2)	—	—
One third of rental expenses	336	339	358	364	372

Total fixed charges	$3,282	$3,001	$356	$364	$372

Income before taxes plus fixed charges above	$3,604	$2,996	$367	$2,568	$1,093

Fixed charge ratio	1.10x	1.00x	1.03x	7.05x	2.94x

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  EXHIBIT 12.2
AEROSOL SERVICES COMPANY, INC. FIXED CHARGE RATIO COMPUTATION (GUARANTORS ONLY)